

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 15, 2010

Mr. Andrew L. Krawitt
Principal Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT 06902

> **RE: Crane Co.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **Form 8-K filed on October 25, 2010**
> **File No. 1-1657**

Dear Mr. Krawitt:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 34

General

2. Please disclose the accumulated balances for each component of accumulated
    other comprehensive income. You may present this disclosure on the face of your
    balance sheet, statement of changes in equity, or in a footnote. See FASB ASC
    220-10-45-14.

Consolidated Statements of Operations, page 36

3. You disclose on page 18 you executed agreements to resolve your claims relating
    to the brake control monitoring system. As a result of the agreements, you
    recognized an increase in sales of $18.9 million in 2009. Please help us
    understand why this settlement resulted in an increase to sales.

Consolidated Statements of Cash Flows, page 38

4. Please breakout for each period presented the other line item in the cash provided
    by operating activities sections into smaller components having more descriptive
    titles.

Note 1 – Nature of Operations and Significant Accounting Policies, page 40

Earnings (Losses) Per Share, page 41

5. Please disclose how you treat restricted shares for purposes of calculating basic
    and diluted earnings per share. Please separately discuss vested and unvested
    restricted stock and stock units. See FASB ASC 260-10-45-13 and 260-10-45-17.

Note 9 – Fair Value of Financial Instruments, page 51

6. Please revise your disclosure to present the quantitative disclosures related to
    assets and liabilities that are measured at fair value using a tabular format. Refer
    to FASB ASC 820-10-50-8. Please also ensure you provide all of the disclosures
    required by FASB ASC 820-10-50. For example, it does not appear that you have
    provided a reconciliation of the beginning and ending balances for fair value
    measurements which use Level 3 inputs.

Note 11 – Commitments and Contingencies

Asbestos Liability, page 52

7. The average cost per claim resolved during the year ended December 31, 2009 was $4,781 compared to $4,186 during the year ended December 31, 2008. This represents an increase of 14% in 2009. Each quarter, Hamilton, Rabinovitz & Associates, Inc. compiles an update based upon your experience in claims filed, settled and dismissed during the updated reference period as well as average settlement costs by disease category during that period. You discuss these trends and their effect on the liability estimate with Hamilton, Rabinovitz & Associates, Inc. and determine whether a change in the estimate is warranted. As of December 31, 2009, you determined that your actual experience during the updated reference period for mesothelioma claims filed and dismissed approximated the assumptions in the liability estimate, while the average settlement costs for mesothelioma claims were somewhat higher, but generally consistent with the prior four quarters. Please help us better understand and expand your disclosures to further address what consideration was given to the increase in average cost per claim of 14% in 2009 in evaluating your liability estimate as of December 31, 2009.

8. There have been no developments that have caused you to change your estimate that 33% of the asbestos liability would be reimbursed by insurers since September 2007, although actual insurance reimbursements vary from period to period. Please help us better understand and expand your disclosures to further address how you evaluate on a periodic basis the estimated percentage used in your estimate of probable insurance recoveries. In this regard, please tell us what the actual rates have been for each of the three years ended December 31, 2009 as well as the nine months ended September 30, 2010 and your consideration of these actual rates in your analysis. In addition, please address your consideration of the recent coverage-in-place agreements entered into in evaluating the appropriateness of the percentage used.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

9. Please address the above comments in your interim filings as well.

<u>FORM 8-K FILED ON OCTOBER 25, 2010</u>

<u>Exhibit 99.2</u>

10. You believe that free cash flow provides supplemental information to assist you and investors in analyzing your ability to generate positive cash flow. Please ensure that you discuss all material limitations of your measurement of free cash flow. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at <u>http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm</u>.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief